
SEC MAIL
RECEIVED
PROCESSING
MAR 2 9 2007
WASH. D.C.
185
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


07048989

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

or

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 1-4534

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

AIR PRODUCTS AND CHEMICALS, INC.
7201 HAMILTON BOULEVARD
ALLENTOWN, PA 18195-1501



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Air Products and Chemicals, Inc.
Retirement Savings Plan
(Name of Plan)

Dated: March 28, 2007

By: [signature]
Jeffrey A. Blair
Director, Compensation and Benefits
Plan Administrator


KPMG

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Schedule

30 September 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consent of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits, 30 September 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits, Years ended 30 September 2006 and 2005	4
Notes to Financial Statements	5
Schedule	
1 Schedule of Assets (Held at End of Year), 30 September 2006	15

Note: All other schedules required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974* have been omitted because there is no information to report.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

Air Products and Chemicals, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan (the Plan) as of 30 September 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule as of 30 September 2006. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of 30 September 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of 30 September 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.* The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

28 March 2007

Consent of Independent Registered Public Accounting Firm

Air Products and Chemicals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-113881) on Form S-8 of Air Products and Chemicals, Inc. of our report dated 28 March 2007 with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan as of 30 September 2006 and 2005, the related statements of changes in the net assets available for benefits for each of the years in the two-year period ended 30 September 2006, and the supplemental schedule of assets (held at end of year) as of 30 September 2006, which report appears in the 30 September 2006 annual report on Form 11-K of the Air Products and Chemicals, Inc. Retirement Savings Plan.

KPMG LLP

KPMG LLP

Philadelphia, Pennsylvania
28 March 2007

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

30 September 2006 and 2005

(In thousands)

	2006	2005
Assets:		
Investments at fair value:		
Money Market Fund	$ 23,486	18,845
Brokerage Window	259	—
Life Cycle Funds	6,836	—
Short-Term Corporate Bond Fund	—	20,064
Corporate Bond Fund	20,792	—
Balanced Fund	176,049	145,303
S&P 500 Index Stock Fund	117,443	112,421
Large Cap Value Fund	—	197,490
Large Cap Growth Fund	43,255	38,260
International Stock Fund	89,704	65,371
Large Cap Value Fund II	266,416	45,596
Small Capitalization Equity Fund	65,375	55,068
Company Stock Fund – ESOP	416,927	375,857
Company Stock Fund – Current Year	6,701	19,182
Interest-bearing cash	6,471	19,980
Investments at contract value:		
Fixed Income Securities Fund	243,609	219,136
Total investments	1,483,323	1,332,573
Receivables:		
Employee contribution receivable	—	3,813
Employer matching contribution receivable	—	1,308
Employer core contribution receivable	—	537
Accrued interest and dividends	2,195	3,243
Other receivable	1,700	—
Total receivables	3,895	8,901
Participants' loans receivable	17,532	18,250
Total assets	1,504,750	1,359,724
Liabilities:		
Payables and accrued liabilities	2,245	4,270
Total liabilities	2,245	4,270
Net assets available for benefits	$ 1,502,505	1,355,454

See accompanying notes to financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended 30 September 2006 and 2005

(In thousands)

		2006	2005
Additions:			
Employee contributions	$	52,107	48,343
Employer matching contributions		16,485	15,512
Employer core contributions, net of forfeitures		7,108	4,589
Interest income		12,903	11,904
Dividend income		48,097	27,184
Net appreciation in fair value of investments		108,383	72,649
Total additions		245,083	180,181
Deductions:			
Distributions to participants		97,147	81,210
Administrative expenses		885	746
Total deductions		98,032	81,956
Net increase		147,051	98,225
Net assets available for benefits, beginning of year		1,355,454	1,257,229
Net assets available for benefits, end of year	$	1,502,505	1,355,454

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Air Products and Chemicals, Inc. Retirement Savings and Stock Ownership Plan, renamed the Retirement Savings Plan (the Plan) on 1 January 2005, provides only general information. Participants should refer to the Summary Plan Description and the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering certain full-time and part-time salaried and nonunion hourly employees of Air Products and Chemicals, Inc. (the Company) and designated subsidiaries who have completed at least 30 days of service. Participants of the Plan are entitled to make before-tax contributions and after-tax contributions as allowed by Sections 401(k) and 401(m) of the *Internal Revenue Code* (IRC). Eligible participants are entitled to make catch-up contributions as allowed by Section 414(v) of the IRC. Company matching contributions are made under IRC Section 401(m). The Plan is subject to the provisions of Employee Retirement Income Security Act (ERISA).

Effective 1 January 2005, the Plan was amended to provide enhanced Company matching contributions and Company core contributions to new salaried employees and former salaried employees rehired on or after 1 November 2004 and to salaried employees as of 31 October 2004 who voluntarily elect to cease accruing credited service under the Air Products and Chemicals, Inc. Salaried Pension Plan, a defined benefit plan. Company core contributions are made under IRC Section 401(a).

(b) Administration

The Plan is administered by the Director of Compensation and Benefits, who is the plan administrator. The Benefits Committee, appointed by the Vice President of Human Resources, has oversight responsibility for plan administration, and the Pension Investment Committee, appointed by the Finance Committee of the board of directors, has oversight responsibility for the investment of plan assets. Effective 1 September 2006, Fidelity Management Trust (Fidelity) is the trustee of the Plan. State Street Bank and Trust Company (State Street) was the Plan trustee from 1 October 2004 through 31 August 2006.

(c) Contributions

Subject to certain IRC restrictions, participants may elect to contribute to the Plan on a before-tax basis from 3% to 50%, in whole percentages, of compensation, as defined in the plan document, through payroll deductions subject to certain limitations. The before-tax basis allows a participant to defer recognition of income for federal income tax purposes. The maximum after-tax contribution is 16%. Participants who are at least age 50 before the close of the calendar year may make catch-up contributions in accordance with, and subject to the limitations of, IRC Section 414(v).

(Continued)

For participants who are not receiving Company core contributions, the Company will match certain contributions as follows:

- 75 cents for each one dollar of the first 3% of base pay that is contributed, if it is before-tax, plus
- 25 cents for each one dollar of the next 1%, 2%, or 3% of base pay that is contributed, either before-tax or after-tax

For participants who are receiving Company core contributions, the Company will match certain contributions as follows:

- 75 cents for each one dollar of the first 4% of base pay that is contributed, if it is before-tax, plus
- 50 cents for each one dollar of the next 1% or 2% of base pay that is contributed, if it is before-tax

Current year Company matching contributions are invested in the Company Stock Fund – Current Year. Subsequent to the end of each plan year, all amounts in the Company Stock Fund – Current Year will be transferred to the Company Stock Fund – ESOP. Participants may transfer matured Company matching contributions from the Company Stock Fund – ESOP to other investment options in the Plan. Company matching contributions are considered matured two years after the end of the plan year during which they are added to the participant's account.

Catch-up contributions are not eligible for Company matching contributions.

Effective 1 January 2005, Company core contributions are cash contributions made by the Company to eligible participants in accordance with their direction based on service and base pay as follows:

- 4% of base pay if credited service is less than 10 years, or
- 5% of base pay for credited service between 10 and 19 years, or
- 6% of base pay for credited service 20 years and above.

Eligible participants are not required to contribute to the Plan in order to receive the Company core contribution.

(d) Contribution Percentage Changes

Contribution percentage changes will be effective as soon as administratively possible after receipt of request.

(e) Rollovers

A participant or any other employee who is entitled to make a "rollover contribution" to the Plan under the IRC may make a cash contribution to the Plan of all or a portion of any such rollover contribution amount.

(f) Vesting

Participants are immediately vested in 100% of their elected salary deferrals, rollover contributions, employer matching contributions, and earnings thereon. Company core contributions, plus investment earnings, become vested after the employee reaches five years of vesting service.

Forfeitures can be used to reduce employer core contributions. Forfeitures used to reduce the employer core contributions for 2006 were approximately $7,000 and are reflected as a reduction to the employer core contributions in the statement of changes in net assets available for benefits. There were no unallocated forfeitures at year-end.

(g) Withdrawal Provisions

Upon application, but no sooner than 12 months after any earlier withdrawal:

(a) a participant may withdraw all or a portion of after-tax contributions and earnings thereon;

(b) after withdrawing all amounts described in subparagraph (a), a participant may withdraw any matured Company matching contributions and earnings thereon;

(c) after withdrawing all amounts described in subparagraphs (a) and (b), a participant may withdraw before-tax contributions and then vested Company core contributions upon:

    (i) attaining age 59-1/2 or

    (ii) providing satisfactory evidence that the withdrawal is required on account of a "hardship." Hardship withdrawals will be limited to situations in which a participant has an immediate and heavy financial need and a distribution from the Plan is necessary to meet that need. A plan loan must be pursued first. A hardship withdrawal may be made without regard to whether any other withdrawal has occurred within the last 12 months and will result in the suspension of the right to participate in the Plan for the next 6 months. A hardship withdrawal cannot include earnings accrued after 31 December 1988.

Participants have no right to withdraw any unmatured Company matching contributions or any earnings thereon.

A participant, upon separation of employment, is entitled to receive all amounts credited to his or her account, including before-tax, after-tax, catch-up, Company matching contributions, and all vested Company core contributions. This distribution will automatically occur on or about 60 days after the end of the month in which employment ends if the participant's account balance is less than $1,000 or for any outstanding loan balance, which is not paid off within 90 days. Participants may elect to roll distributions over directly into another qualified plan or an Individual Retirement Account. Otherwise, distribution of the participant's account balance will be deferred until the earlier of age 70-1/2, death, or written election to initiate a distribution of amounts in the participant's plan account.

(Continued)

(h) Participant Loans

The trustee may make a loan or loans to any participant upon electronic request through the plan administrator. The loan may be made in an amount that when added to the outstanding balance of any other loan, will not exceed the lesser of $50,000 reduced by any loan amounts repaid during the preceding year, or one half of the present value of the plan benefit of the participant. The loan must be adequately secured, bear a reasonable interest rate, and be repaid within a maximum of 5 years, unless such loan is for a principal residence, in which case the loan is to be repaid within a maximum of 25 years.

Loan principal and interest repayments are credited directly to the borrowing participant's plan accounts and invested in accordance with the participant's then-current investment directions. At the time of a participant's termination of employment, the participant must repay the full principal amount remaining in order to avoid a distribution of the loan balance.

(i) Investment Directions

Participants may elect to have their contributions to the Plan invested in the following funds in multiples of 1%, as long as the percentages total 100%:

Prior to 1 September 2006, upon enrollment in the Plan, a participant could direct employer core contributions and participant contributions to any of the following investment options.

Money Market Fund (State Street Yield-Enhanced Short-Term Investment Fund) – This fund is structured with high-quality money market instruments and other debt investments offered at longer maturities.

Short-Term Corporate Bond Fund (Vanguard Fixed Income Securities Fund – Short-Term Corporate Bond Portfolio) – This fund's bond selection seeks a high level of current income by investing in relatively short maturity investment grade bonds.

Balanced Fund (Dodge & Cox Balanced Fund) – This fund seeks to provide regular income, conservation of principal, and an opportunity for long-term growth of principal and income through investments in a diversified portfolio of common stocks, preferred stocks, bonds, and cash equivalents.

S&P 500 Index Stock Fund (State Street S&P 500 Flagship Fund) – This fund seeks to provide investment results that parallel the performance results of the Standard and Poor's 500 Index by investing in common stocks of companies that comprise this index.

Large Cap Value Fund (Vanguard/Windsor Fund) – This fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of mid to large companies that are out of favor or undervalued.

Large Cap Growth Fund (SEI Large Cap Growth Fund) – This fund seeks long-term growth of principal within the arena of large capitalization growth stocks.

International Stock Fund (Templeton Foreign Fund) – This fund seeks long-term capital growth through a flexible policy of investing in stock and debt securities of companies and governments that are outside the United States.

Large Cap Value Fund II (Vanguard/Windsor II Fund) – This fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of large companies that are out of favor or undervalued.

Small Capitalization Equity Fund (SEI Small Cap Equity Fund) – This fund seeks long-term capital growth within the arena of small capitalization companies.

Company Stock Fund – ESOP (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. This fund is a nonleveraged Employee Stock Ownership Plan (ESOP) within the Plan allowing participants to have dividends reinvested in their Company Stock Fund – ESOP account or to receive quarterly dividend checks.

Company Stock Fund – Current Year (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. Current plan year employee contributions, if directed by the participant, and Company matching contributions will be invested in this fund. Dividends are automatically reinvested in the Company Stock Fund – Current Year. Participants may not receive quarterly dividend checks related to amounts contributed to this fund during the current plan year. Subsequent to the end of each plan year, all amounts in the Company Stock Fund – Current Year will be transferred to the Company Stock Fund – ESOP.

Fixed Income Securities Fund (State Street Stable Fixed Income Fund for Employee Benefit Trusts) – This fund invests in several traditional investment contracts with insurance companies and banks, which provide for return of principal and fixed or variable interest.

Beginning 1 September 2006, participants could direct employer core contributions and participant contributions to any of the following investment options:

Life Cycle Funds (SSgA Age-Based Lifetime Income Strategy, SSgA Age-Based 2010 Fund, SSgA Age-Based 2020 Fund, SSgA Age-Based 2030 Fund, SSgA Age-Based 2040 Fund) – These funds invest in a portfolio of index funds tracking U.S. Stocks, U.S. bonds, and international stocks. The allocation of assets shifts from one weighted more heavily to stocks to one more heavily weighted to bonds as the target date approaches.

Money Market Fund (Fidelity Retirement Government Money Market Portfolio) – This fund seeks to provide as high a level of current income as is consistent with the preservation of principal and liquidity, by investing primarily in U.S. government securities and repurchase agreements.

Corporate Bond Fund (Western Asset Core Plus Bond – Institutional Class) – This fund seeks to maximize total return by investing in intermediate term (duration of 3-7 years) U.S. dollar-denominated fixed income securities issued by domestic and foreign entities.

(Continued)

Balanced Fund (Dodge & Cox Balanced Fund) – This fund seeks to provide regular income, conservation of principal, and an opportunity for long-term growth of principal and income through investments in a diversified portfolio of common stocks, preferred stocks, bonds, and cash equivalents.

S&P 500 Index Stock Fund (State Street S&P 500 Flagship Fund) – This fund seeks to provide investment results that parallel the performance results of the Standard and Poor's 500 Index by investing in common stocks of companies that comprise this index.

Large Cap Growth Fund (American Funds Growth Fund of America) – This fund seeks long-term growth of principal within the arena of large capitalization growth stocks.

International Stock Fund (Fidelity International Discovery Fund) – This fund seeks long-term capital growth through a flexible policy of investing in stock and debt securities of companies and governments that are outside the United States.

Large Cap Value Fund II (Vanguard Windsor II Fund) – This fund seeks to generate long-term growth of capital as well as income from dividends. This fund invests in common stocks of large companies that are out of favor or undervalued.

Small Capitalization Equity Fund (Fidelity Select Equity Small Capitalization Collective Trust) – This fund seeks long-term capital growth within the arena of domestic small capitalization companies.

Company Stock Fund – ESOP (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. This fund is a nonleveraged Employee Stock Ownership Plan (ESOP) within the Plan allowing participants to have dividends reinvested in their Company Stock Fund – ESOP account or to receive quarterly dividend checks.

Company Stock Fund – Current Year (Common Stock of Air Products and Chemicals, Inc.) – This fund is a nondiversified investment option designed to provide participants with an opportunity to share in the potential growth of Company common stock. Current plan year employee contributions, if directed by the participant, and Company matching contributions will be invested in this fund. Dividends are automatically reinvested in the Company Stock Fund – Current Year. Participants may not receive quarterly dividend checks related to amounts contributed to this fund during the current plan year. Subsequent to the end of each plan year, all amounts in the Company Stock Fund – Current Year will be transferred to the Company Stock Fund – ESOP.

Fixed Income Securities Fund (State Street Stable Value Fund) – This fund invests in traditional investment contracts with insurance companies and banks, and short- to intermediate-term fixed-income securities or portfolios that are "wrapped" by third-party financial institutions that guarantee principal and a predetermined interest rate yield.

Brokerage Window (Fidelity BrokerageLink) – A brokerage account that offers a range of Fidelity and non-Fidelity mutual funds.

(Continued)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated within certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially impact participants' account balances and the amounts reported in the statements of net assets available for benefits.

Changes in investments can apply to future contributions or accumulated savings or both. Changes completed by 4 p.m. (Eastern Time) will be effective the same New York Stock Exchange (NYSE) business day and will be reflected in the participant's records the next NYSE business day.

Participants may not redirect accumulated savings directly from the Fixed Income Securities Fund to the Money Market Fund or to BrokerageLink.

The fair value or contract value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of 30 September 2006 is as follows:

Investment	Fair or contract value (In thousands)
Balanced Fund	$ 176,049
S&P 500 Index Stock Fund	117,443
International Stock Fund	89,704
Large Cap Value Fund II	266,416
Company Stock Fund – ESOP	416,927
Fixed Income Securities Fund	243,609

(2) Summary of Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.

(b) Investment Valuation and Income Recognition

Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the dividend payable date.

Net appreciation (depreciation) in fair value of investments includes net realized gains (losses) on disposal of investments and the increase (decrease) in unrealized appreciation (depreciation) of investments during the year. The Plan's investments are stated at fair value, except for the Fixed Income Securities Fund, which is stated at contract value (note 3).

Interest-bearing cash is presented separately as a temporary investment.

(Continued)

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Fixed Income Securities Fund

Contributions made to the Fixed Income Securities Fund are invested in traditional investment contracts with insurance companies and banks. The funds in the portfolio are reported at contract value as the contracts held are deemed fully benefit-responsive by the Trustee. The fair value of the contracts in this portfolio is $241,188,000 and $219,330,000 at 30 September 2006 and 2005, respectively. The average yield was 4.72% and 4.40% for the years ended 30 September 2006 and 2005, respectively. The balance on the statement of net assets available for benefits excludes interest-bearing cash to be used for the purchase of contracts.

The Fixed Income Securities Fund's crediting interest rate resets are performed monthly. The Fund's crediting interest rates as of 30 September 2006 and 2005 were 4.50% and 4.34%, respectively.

No valuation reserves were recorded against the Fixed Income Securities Fund at 30 September 2006 and 2005.

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated 20 August 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5) Expenses of the Plan

All reasonable third-party fees and expenses for administration of the Plan have been paid out of the Plan's trust, including (but not limited to) trustee fees, record-keeping fees, audit fees, proxy voting fees, and communication costs. Such costs are assessed to participant accounts as a quarterly administrative charge. Expenses incident to the management of the securities and other investments in the investment funds are also deducted from or payable out of the income of the respective securities or other investments.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the entire amount credited to each participant's account will be fully vested.

(Continued)

(7) Net Change in Fair Value of Investments

The net appreciation (depreciation) in fair values of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended 30 September 2006 and 2005 is as follows:

	2006	2005
	(In thousands)	
Money Market Fund	$ 2	—
Life Cycle Funds	84	—
Short-Term Corporate Bond Fund	70	(363)
Balanced Fund	10,166	10,047
S&P 500 Index Stock Fund	11,653	12,972
Large Cap Value Fund	—	20,819
Large Cap Growth Fund	687	4,242
International Stock Fund	2,831	10,068
Large Cap Value Fund II	5,180	4,725
Small Capitalization Equity Fund	(1,100)	3,147
Company Stock Fund – ESOP	77,729	8,294
Company Stock Fund – Current Year	1,060	(1,303)
Fixed Income Securities Fund	21	1
	$ 108,383	72,649

(8) Related-Party Transactions

The Plan holds employer stock valued at $423,628,000 and $395,039,000 at 30 September 2006 and 2005, respectively. This represents 28% and 29% of net assets available for plan benefits at 30 September 2006 and 2005, respectively.

Fidelity Investments

The Plan invests in funds that are blended and managed by Fidelity. The fair value of these funds is $185,295,000 at 30 September 2006. This represents 12% of net assets available for plan benefits at 30 September 2006.

State Street Investments

The Plan invests in funds that are blended and managed by State Street. The fair value (or contract value for the Fixed Income Securities Fund) of these funds is $370,382,000 at 30 September 2005. This represents 27% of net assets available for plan benefits at 30 September 2005.

(Continued)

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reports in the schedule of net assets available for benefits.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

30 September 2006

(In thousands)

Identity of issue	Description		Fair value or contract value
* Money Market Fund Fidelity Retirement Government Money Market Portfolio	Money Market Fund; Par value	$	23,486
* Brokerage Window Fidelity BrokerageLink	Brokerage Window for many publicly available Mutual Funds		259
Life Cycle Funds (Retirement dated) 5 funds: SSgA Age-Based Lifetime Income Strategy plus funds targeted for 2010, 2020, 2030 and 2040	Mutual fund shares: 622,938 shares		6,836
Corporate Bond Fund Western Asset Management Core Plus Bond Fund	Mutual fund shares: 1,984,021 shares		20,792
Balanced Fund Dodge & Cox Balanced Fund	Mutual fund shares: 2,035,016 shares		176,049
S&P 500 Index Stock Fund State Street S&P500 Flagship Fund	Mutual fund shares: 5,023,016 shares		117,443
Large Cap Growth Fund American Funds Growth Fund of America	Mutual fund shares: 1,342,487 shares		43,255
* International Stock Fund Fidelity International Discovery Fund	Mutual fund shares: 2,536,877 shares		89,704
Large Cap Value Fund II Vanguard Windsor II Fund	Mutual fund shares: 4,367,470 shares		266,416
* Small Capitalization Equity Fund Fidelity Select Equity Small Capitalization Collective Trust	Commingled Investment Pool		65,375
* Company Stock Fund – ESOP Air Products and Chemicals, Inc. Common Stock	Common stock: 6,281,856 shares		416,927
* Company Stock Fund – Current Year Air Products and Chemicals, Inc. Common Stock	Common stock: 100,966 shares		6,701
* Fidelity Trust Management Company Interest-bearing cash	Cash		6,471
Fixed Income Securities Fund State Street Stable Value Fund for Employee Benefit Trusts	Guaranteed income contracts, 4.7% (average yield) in 2006		243,609
Total investments		$	1,483,323
Participants' loans receivable	5% to 12.5%	$	17,532

* Represents investments with a party-in-interest.

See accompanying report of independent registered public accounting firm.


END